Exhibit 12.01

SOUTHWEST GAS HOLDINGS, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	For the Twelve Months Ended
	Jun 30,	December 31,
Continuing operations	2018	2017	2016	2015	2014
1. Fixed charges:
A) Interest expense	$87,389	$77,824	$73,000	$71,661	$71,234
B) Amortization	2,053	1,906	1,835	1,884	2,063
C) Interest portion of rentals	23,184	22,412	19,438	16,678	11,802

Total fixed charges	$112,626	$102,142	$94,273	$90,223	$85,099

2. Earnings (as defined):
D) Pretax income from continuing operations	$257,162	$259,030	$231,523	$219,332	$219,521
Fixed Charges (1. above)	112,626	102,142	94,273	90,223	85,099

Total earnings as defined	$369,788	$361,172	$325,796	$309,555	$304,620

3. Ratio of earnings to fixed charges	3.28	3.54	3.46	3.43	3.58